UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                    For the quarter ended September 30, 2003




                               KEYSPAN CORPORATION
                               -------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Name                       Energy or                                       State                  Percentage
of Reporting               Gas Related      Date of                          of                    of Voting
Company                    Company          Organization               Organization              Securities Held
-------                    -------          ------------               ------------              ---------------
KeySpan Corporation(1)

KeySpan Energy
Corporation(2)

KeySpan Energy
Development
Corporation(3)

KeySpan Islander
East Pipeline, LLC(4)

Islander East Pipeline
Company, LLC(5)             Gas             November 15, 2000           Delaware                 50%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                             Company                            Amount
Contributing                        Receiving                          of Capital
Capital                             Capital                            Contribution
-------                             -------                            ------------
KeySpan Islander East               Islander East
Pipeline, LLC                       Pipeline Company, LLC              $ 2,590,500(for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies


Reporting         Associate
Company           Company           Types of         Direct            Indirect          Cost             Total
Rendering         Receiving         Services          Costs            Costs              of              Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------

None.




Part II - Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company           Types of         Direct            Indirect          Cost             Total
Rendering         Receiving         Services         Costs             Costs              of              Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------

None.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)

Investments in energy-related companies:

Total consolidated capitalization as of September 30, 2003             $8,584,805,000                                   Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                           $ 1,287,720,750                                  Line 2

Greater of $50 million or Line 2                                                        $ 1,287,720,750                 Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                            $     N/A
         Energy-related business category 2                            $     N/A
         Energy-related business category 3                            $     N/A
         Energy-related business category 4                            $     N/A
                  Total current aggregate investment                                    $  N/A                          Line 4
                                                                                        ---------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(Line 3 less Line 4)                                                                    $  N/A                          Line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
    Islander East Pipeline Company, LLC                                $ 14,734,500

Total current aggregate investment                                                      $    14,734,500
                                                                                        ---------------


(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.

ITEM 5 - OTHER INVESTMENTS


Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------

None.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.       Financial Statements

          KeySpan Islander East Balance Sheet and Income Statement for the quarter ended September 30, 2003

B.       Exhibits

          1.   None

          2.   Certificate   of  filing  with  the  New  York   Public   Service
               Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                               KEYSPAN CORPORATION




                                            By:/s/ John J. Bishar, Jr.
                                            --------------------------
                                            John J. Bishar, Jr.
                                            Senior Vice President, Secretary
                                            and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                    30-Sep-03
                            (In Thousands of Dollars)

                                                       September 30, 2003
                                                      -------------------
ASSETS

Current Assets
           Cash and temporary cash investments        $                -
           Customer accounts receivable
           Allowance for uncollectible accounts
           Gas in Storage, at average cost
           Material and supplies, at average cost
           Other
                                                      -------------------
                                                                       -
                                                      -------------------
Assets held for disposal
                                                                  14,735
                                                      -------------------
Property
           Gas
           Electric
           Other
           Accumulated depreciation
           Gas exploration and production, at cost
           Accumulated depletion
                                                      -------------------
                                                                       -
                                                      -------------------
Deferred Charges
           Regulatory assets
           Goodwill, net of amortizations
           Intangible, net of amortizations
           Other                                                     300
                                                      -------------------
                                                                     300
                                                      -------------------

                                                      -------------------
Total Assets                                          $           15,035
                                                      ===================


LIABILITIES AND CAPITALIZATION

Current Liabilities
          Current  Redemption  of Long-term  debt     $
          Accounts  payable and accrued expenses
          Commercial  paper
          Dividends  payable
          Taxes accrued
          Customer deposits
          Interest accrued
                                                      -------------------
                                                                       -
                                                      -------------------

Deferred Credits and Other Liabilities
           Regulatory liabilities
           Deferred income tax                                       300
           Postretirement benefits and other reserves
           Other
                                                      -------------------
                                                                     300
                                                      -------------------

Capitalization
           Common stock                                           13,691
           Retained earnings
           Other comprehensive income                              1,044
           Treasury stock purchased
                                                      -------------------
                Total common equity                               14,735
           Preferred stock
           Long-term debt
                                                      -------------------
Total Capitalization                                              14,735
                                                      -------------------

Minority Interest in Subsidiary Company                                -
                                                      -------------------
Total Liabilities and Capitalization                  $           15,035
                                                      ===================

                              KeySpan Islander East
                               Statement of Income
                        Quarter Ended September 30, 2003
                            (In Thousands of Dollars)


                                                          Quarter Ended
                                                        September 30,2003
Revenues                                               $                    -
                                                      ------------------------
Total Revenues                                                              -
                                                      ------------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                                      ------------------------
Total Operating Expenses                                                    -
                                                      ------------------------

Equity Earnings                                                         1,139

Operating Income                                                        1,139
                                                      ------------------------

Other Income and (Deductions)
Minority interest
Other
                                                      ------------------------
Total Other Income                                                          -
                                                      ------------------------
Income Before Interest Charges
  and Income Taxes                                                      1,139
                                                      ------------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                                      ------------------------
Total Income Taxes                                                          -
                                                      ------------------------

Net Income                                            $                 1,139
                                                      ========================

                               KEYSPAN CORPORATION

                                  Certificate

     The undersigned, Alfred C. Bereche, hereby certifies that he is Assistant General Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended September 30, 2003 has been submitted to the following interested state commissions:

                   New York Public Service Commission
                   State of New York
                   Three Empire State Plaza
                   Albany, New York 12223

                   Massachusetts Department of Telecommunications and Energy One South Station
                   Boston, Massachusetts 02110

                   New Hampshire Public Utilities Commission
                   8 Old Suncook Road
                   Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 26th day of November, 2003.


                                              /s/Alfred C. Bereche
                                              -----------------------------
                                              Alfred C. Bereche
                                              Assistant General Counsel
                                              Office of the General Counsel